ROPES & GRAY LLP
ONE INTERNATIONAL PLACE		BOSTON, MA 02110-2624	617-951-7000	F 617-951-7050
BOSTON	NEW YORK	PALO ALTO	SAN FRANCISCO	WASHINGTON, DC	www.ropesgray.com

September 14, 2007	Julie H. Jones
617-951-7294
617-235-0433 fax
Julie.Jones@ropesgray.com

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The Hanover Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-13754

Dear Mr. Rosenberg:

On behalf of The Hanover Insurance Group, Inc. (the “Company”), this letter responds to the comments raised by the Staff of the Commission in its letter dated September 4, 2007 to Mr. John J. Leahy with respect to the Company’s most recent Form 10-K filing for the fiscal year ended December 31, 2006.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the Forms 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Investment Portfolio, page 49

1.

Please provide us in disclosure-type format, if true, that you have the intent and ability to hold investment grade fixed maturities with unrealized losses at December 31, 2006 until they recover or until maturity. Otherwise, provide us in disclosure-type format, explanation supporting your conclusion that the unrealized losses are not other-than-temporary.

10718983_1.DOC

Securities and Exchange Commission	- 2 -

The Company views the gross unrealized losses of investment grade securities as being temporary since it is its assessment that these securities will recover in the near-term. The Company manages its own investment portfolio internally and; therefore, has the ability to hold its investments for a period of time anticipated to allow for recoveries of unrealized losses. The Company also had the intent to retain investment grade fixed maturities with unrealized losses as of December 31, 2006 for the period of time anticipated to allow for this expected recovery in fair value. The Company proposes to provide the following modified disclosure in its future filings:

We view the gross unrealized losses of fixed maturities and equity securities as being temporary since it is our assessment that these securities will recover in the near-term. Furthermore, as of the balance sheet date, we had the intent and ability to retain such investments for the period of time anticipated to allow for this expected recovery in fair value. The risks inherent in our assessment methodology include the risk that, subsequent to the balance sheet date, market factors may differ from our expectations; we may decide to subsequently sell a security for unforeseen business needs; or changes in the credit assessment or equity characteristics from our original assessment may lead us to determine that a sale at the current value would maximize recovery on such investments. To the extent that there are such adverse changes, the unrealized loss would then be realized and we would record a charge to earnings.

Liquidity and Capital Resources, page 61

Contractual Obligations Table, page 63

2.

Based on your disclosure in the statement of cash flows, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future contractual obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table will provide investors increased transparency of your cash flow. Based on the above factors, please provide us, using disclosure-type format, proposed revisions to the contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.

The Company has included, in its statement of cash flows, interest payments associated with its long-term debt agreements. Although the Company has provided the relevant interest rates in a footnote to the contractual obligations table, the Company will disclose interest payments associated with its long-term debt as a separate item in the table in future filings, as illustrated in the attached document.

10718983_1.DOC

Securities and Exchange Commission	- 3 -

We hope that the foregoing has been responsive to the Staff’s comments. To facilitate your review, we are sending to your attention three copies of this response letter. We are also filing the letter via EDGAR. It would be greatly appreciated if you could advise me at the number below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming. If you should have any questions about this letter or require any further information, please call me at (617) 951-7294.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

Enclosures

cc:	Mr. John J. Leahy
J. Kendall Huber, Esq.
Warren E. Barnes
Celeste J. Nelson

10718983_1.DOC

Securities and Exchange Commission	- 4 -

December 31, 2006

(In millions)

	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total
Long-term debt (1)	$-	$-	$-	$508.8	$508.8
Interest associated with long-term debt (1)	40.6	81.2	81.2	606.5	809.5
Trust instruments supported by funding obligations (2)	-	19.0	20.1	-	39.1
Individual contract deposit funds (3)	11.7	23.3	13.4	37.8	86.2
Operating lease commitments (4)	15.9	18.9	6.5	0.6	41.9
Qualified pension plan funding obligations (5)	39.0	26.4	23.6	-	89.0
Non-qualified pension plan benefit obligations (6)	8.5	17.5	17.9	44.4	88.3
Life-contingent contract benefit obligations (7), (11)	48.1	94.7	93.3	982.8	1,218.9
Group annuity pension benefit obligations (8)	42.6	78.6	69.9	361.6	552.7
Certain group life and health insurance obligations (9), (11)	7.5	13.9	13.7	133.6	168.7
Loss and LAE obligations (10)	1,392.7	898.1	390.2	482.9	3,163.9
(1)

Long-term debt includes our senior debentures due in October 2025, which pay annual interest at a rate of 7 5/8%, and our junior subordinated debentures due in February 2027, which pay cumulative dividends at an annual rate of 8.207%.

(2)	Trust instruments supported by funding obligations payments are reflected in the category representing their contractual maturity.
(3)	Individual contract deposit funds are reflected in the category representing their contractual maturity.
(4)	We have operating leases in FAFLIC, Hanover Insurance and Citizens.
(5)

Qualified pension plan funding obligations represent the amounts necessary to be contributed to the plan to satisfy minimum funding obligations in accordance with the Employee Retirement Income Security Act of 1974, estimated through 2011. Substantial contributions will be required based on the current level of pension assets and liabilities. These estimated payments are based on several assumptions, including, but not limited to, the rate of return on plan assets, the discount rate for benefit obligations, mortality experience, and interest crediting rates. Differences between actual plan experience and our assumptions will result in changes to our future minimum funding obligations.

(6)

Non-qualified pension plan benefit obligations reflect estimated payments to be made through plan year 2016 for pension, postretirement and postemployment benefits. Estimates of these payments and the payment patterns are based upon historical experience.

(7)

Life-contingent contract benefits relate to traditional life insurance contracts and reflect the estimated cash payments to be made to policyholders in the future. The timing of cash outflows related to these contracts is based on historical experience and our expectation of future payment patterns. Uncertainties relating to these estimates include mortality assumptions, customer lapse and surrender activity, renewal premium and expense assumptions. Actual payments may differ from our estimates and could result in a significantly different future payment pattern. The total contractual obligations exceeds the corresponding liability on the financial statements primarily because the financial statement liability has been discounted for interest.

10718983_1.DOC

Securities and Exchange Commission	- 5 -

(8)

Group annuity pension obligations reflect the estimated cash payments due to annuitants as a result of policies purchased from us by their employers. The timing of cash outflows related to these contracts is based on historical experience and our expectation of future payment patterns. Mortality assumptions are the primary uncertainty in estimating these obligations. The total contractual obligations exceeds the corresponding liability on the financial statements primarily because the financial statement liability has been discounted for interest.

(9)

During 1999, we exited our group life and health insurance business. Certain group life and health benefit obligations relate to this discontinued business and primarily represent the run-off of accident and health assumed reinsurance pool obligations. The timing of cash outflows related to these contracts is based on historical experience and information provided by the administrators of each pool. Uncertainties relating to these estimates include mortality assumptions, morbidity assumptions, medical inflation costs and other factors. Actual payments may differ from our estimates and could result in a significantly different future payment pattern. The total contractual obligations differs from the corresponding liability on the financial statements primarily because we have included approximate reserves related to business reinsured with other insurance companies and because the financial statement liability has been discounted for interest.

(10)

Unlike many other forms of contractual obligations, loss and LAE reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based principally on historical experience.

(11)

As of December 31, 2006, FAFLIC variable business reserves of $105.4 million, universal life reserves of $0.9 million, individual health insurance reserves of $18.2 million and certain group life and health insurance reserves of $187.2 million have been excluded because substantially all of these obligations are reinsured with other insurance companies. The related contractual obligations and cash flows are borne by the reinsurers.

10718983_1.DOC